SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2005

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc on Schedule 10, dated April 22, 2005, of major interests in shares.

                                                              SCHEDULE 10

                                               NOTIFICATION OF MAJOR INTERESTS IN SHARES
Name of company

Scottish Power plc

2) Name of shareholder having a major interest

Barclays PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Barclays PLC

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Barclays Private Bank and Trust Ltd                     10,399
Barclays Global Investors N.A.                      23,848,058
Barclays Capital Securities Ltd                      4,609,593
Barclays Bank Trust Company Ltd                         76,211
Barclays Private Bank and Trust Ltd                     10,068
Barclays Global Investors Australia Ltd                900,194
Barclays Global Fund Advisors                        4,103,027
Barclays Capital Inc                                    94,400
Barclays Global Investors Japan Trust & Banking      2,427,273
Gerrard Ltd                                            211,585
Barclays Global Investors Japan Ltd                  1,898,673
Barclays Global Investors Ltd                       21,533,962
Barclays Life Assurance Co Ltd                       2,968,699

Total 62,692,142

5) Number of shares/amount of stock acquired

Not stated

6) Percentage of issued class

Not stated

7) Number of shares/amount of stock disposed

Not stated

8) Percentage of issued class

Not stated

9) Class of security

Ordinary 50p shares

10) Date of transaction

Not stated

11) Date company informed

22 April 2005

12) Total holding following this notification

62,692,142

13) Total percentage holding of issued class following this notification

3.36%

14) Any additional information

n/a

15) Name of contact and telephone number for queries

Donald McPherson
Assistant Secretary
01698 396413

16) Name and signature of authorised company official responsible for making this notification

Donald McPherson
Date of notification 22 April 2005

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: April 22, 2005	By:	/s/ Donald McPherson
Donald McPherson
Assistant Company Secretary